Exhibit 99.1

GREENBROOK TMS REPORTS FIRST quarter operational and FINANCIAL RESULTS

May 15, 2023 – Toronto, Ontario – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced its first quarter 2023 (“Q1 2023”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

FIRST QUARTER 2023 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Quarterly revenue increased by 52% to $19.9 million, up $6.8 million as compared to the first quarter of 2022 (“Q1 2022”), predominately due to the completion of the acquisition of Check Five LLC (d/b/a “Success TMS”) (“Success TMS”) in the third quarter of 2022 and strong performance in our mature regions as compared to Q1 2022. Patient starts and treatment volumes both increased by 57% to 2,854 and 92,533, respectively, as compared to Q1 2022.

•	The Company has made significant progress on its previously-announced comprehensive restructuring plan (the “Restructuring Plan”) during Q1 2023 by eliminating approximately $19 million of annualized costs from the business to date. Q1 2023 results illustrate early signs of progress made through a return to entity-wide regional operating income. We also experienced significant cost reductions, especially in marketing and recurring corporate, general and administrative expenses, without a proportional impact to revenue as compared to the fourth quarter of 2022.

•	Loss for the period and comprehensive loss increased by 16% in Q1 2023 to $9.3 million as compared to Q1 2022.

•	The Company is excited about the continued roll-out of its Spravato® (esketamine nasal spray) offering at select treatment centers (“Treatment Centers”) to diversify its offering to patients. As of the date of this press release, the Company has expanded its Spravato® offering to 45 Treatment Centers.

•	The Company will continue to focus on reducing expenses through implementation of the Restructuring Plan. These savings are expected to be fully reflected in late 2023 as the costs associated with executing these savings begins to dissipate. We believe the Company is on track to achieve its previously-announced target of $22 million to $25 million in cost reductions once the Restructuring Plan is fully implemented.

Bill Leonard, President and Chief Executive Officer of Greenbrook, commented:

“We are very pleased that our focus on the execution of our comprehensive Restructuring Plan has already yielded early positive results, including the return to entity-wide regional operating income. We believe that we are now well-positioned to reduce the business cost structure sufficiently to operate profitably. As we continue to implement the Restructuring Plan, we believe that mental health remains a key focus in the United States and the unmet demand for treatment remains at an all-time high. We continue to offer innovative solutions for this unmet need and our leadership position and nationwide footprint continues to serve as a valuable platform to bring the needed help to patients struggling with depression.”

SELECTED FIRST QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$) (unaudited)	Q1 2023	Q1 2022
Total revenue	19,908,051	13,065,146
Regional operating income (loss)	729,050	(1,038,049)
Loss before income taxes	(9,284,563)	(8,004,959)
Loss for the year and comprehensive loss	(9,284,563)	(8,004,959)
Loss attributable to the common shareholders of Greenbrook	(9,231,882)	(7,837,983)
Net loss per share (basic and diluted)	(0.30)	(0.44)

Note:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

Selected Operating Results

	As at March 31,	As at March 31,	As at December 31,
(unaudited)	2023	2022	2022
Number of active Treatment Centers(1)	162	146	183
Number of Treatment Centers-in-development(2)	–	2	–
Total Treatment Centers	162	148	183
Number of management regions	18	15	18
Number of TMS Devices installed	341	234	345
Number of regional personnel	406	340	495
Number of shared-services / corporate personnel(3)	124	68	134
Number of providers(4)	222	161	225
Number of consultations performed(5)	7,975	3,501	27,831
Number of patient starts(5)	2,854	1,817	9,253
Number of treatments performed(5)	92,533	59,067	312,940
Average revenue per treatment(5)	$215	$221	$221

Notes:

(1)	Active Treatment Centers represent Treatment Centers that have performed billable services during the applicable period.
(2)	Treatment Centers-in-development represents Treatment Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents physician partners that are involved in the provision of services from our Treatment Centers.
(5)	Figure calculated for the applicable period ended and includes all billable services performed.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (the “Q1 2023 MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2023 and 2022. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

First Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on May 16, 2023 to discuss the financial results for Q1 2023.

Toll Free North America: 1-888-396-8049

Toronto: 416-764-8646

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website and www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 133 Company-operated Treatment Centers (following completion of the Restructuring Plan), Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 32,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including, but not limited to, information with respect to the Company’s future financial or operating performance, the Company’s expectations regarding the impact of the Restructuring Plan on our business, and the continued roll-out of the Spravato® offering at additional Treatment Centers and its potential to enhance profit margins and diversify total revenue, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support the Company’s operating activities and fund its cash obligations, repay indebtedness and satisfy the Company’s working capital needs; inability to satisfy debt covenants under the Company’s credit facility and the potential acceleration of indebtedness; the possible failure to complete the Restructuring Plan on terms acceptable to the Company or its suppliers (including Neuronetics, Inc.), or at all; risks relating to the Company’s ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; risks relating to the Company’s dependence on Neuronetics, Inc. as its exclusive supplier of TMS devices; and other factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, in the “Risks and Uncertainties” section of the Company’s Q1 2023 MD&A, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Selected Consolidated Financial Information

(US$) (unaudited)	Q1 2023	Q1 2022
Total revenue	19,908,051	13,065,146

Direct center and patient care costs	11,663,368	7,340,496
Regional employee compensation	4,665,645	3,475,551
Regional marketing expenses	413,053	1,717,164
Depreciation	2,436,935	1,569,984
Total direct center and regional costs	19,179,001	14,103,195
Regional operating income (loss)	729,050	(1,038,049)
Center development costs	112,191	159,446
Corporate employee compensation	4,141,089	3,617,859
Corporate marketing expenses	5,322	134,954
Other corporate, general and administrative expenses	1,709,145	1,370,805
Share-based compensation	62,948	249,322
Amortization	343,253	207,500
Interest expense	3,639,710	1,229,311
Interest income	(45)	(2,287)
Loss before income taxes	(9,284,563)	(8,004,959)
Income tax expense	–	–
Loss for the period and comprehensive loss	(9,284,563)	(8,004,959)
Loss attributable to non-controlling interest	(52,681)	(166,976)
Loss attributable to the common shareholders of Greenbrook	(9,231,882)	(7,837,983)
Net loss per share (basic and diluted)	(0.30)	(0.44)

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
(US$) (unaudited)
Revenue	19,908,051	21,076,886	20,752,105	14,210,309	13,065,146	14,047,452	13,130,245	13,707,212
Regional operating income (loss)	729,050	(141,846)	(849,472)	(71,075)	(1,038,049)	43,741	249,057	921,339
Net loss attributable to common shareholders of Greenbrook	(9,231,882)	(30,179,216)	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)
Net loss per share – Basic	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)
Net loss per share – Diluted	(0.30)	(1.22)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)